UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-32686

VIACOM 401(k) PLAN

(Full title of the Plan)

VIACOM INC.

(Name of issuer of the securities held pursuant to the plan)

1515 Broadway

New York, NY 10036

(Address of principal executive offices)

VIACOM 401(k) PLAN

FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE AND EXHIBIT

DECEMBER 31, 2013

INDEX

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits for the Year ended December 31, 2013	3

Notes to Financial Statements	4

Schedule
Supplemental Schedule:

Schedule H, line 4i—Schedule of Assets (Held at End of Year)	S-1

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

Signatures	S-6

Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm 23.2 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Viacom 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the Viacom 401(k) Plan (the “Plan”) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The financial statements of the Viacom 401(k) Plan as of December 31, 2012, were audited by other auditors whose report dated June 17, 2013, expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic 2013 financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Samet & Company PC

Chestnut Hill, Massachusetts

June 25, 2014

VIACOM 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	December 31,
	2013	2012
ASSETS
Investments:
Investments, at fair value	$920,182	$676,688
Fully benefit-responsive investment contracts, at fair value	101,752	99,892

Total investments	1,021,934	776,580

Receivables:
Employee contributions	1,293	—
Employer contributions	756	—
Participant loans receivable	12,203	10,587
Due from broker for securities sold	1,008	208
Investment income	150	112

Total receivables	15,410	10,907

Total assets	1,037,344	787,487

LIABILITIES
Accrued expenses and other liabilities	592	829
Due to broker for securities purchased	1,546	655

Total liabilities	2,138	1,484

Net assets reflecting all investments at fair value	1,035,206	786,003

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,255)	(5,504)

Net assets available for benefits	$1,032,951	$780,499

See accompanying notes to financial statements.

VIACOM 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

Year Ended December 31, 2013
Additions to net assets attributed to:
Investment income:
Dividends	$3,857
Interest	2,110
Net appreciation in fair value of investments	201,692

Total investment gain	207,659

Interest income on participant loans receivable	452

Contributions:
Employee	58,050
Employer	46,977
Rollover	3,571

Total contributions	108,598

Total additions attributed to investments and contributions	316,709

Deductions from net assets attributed to:
Benefits paid to participants	62,137
Plan expenses	2,120

Total deductions	64,257

Net increase in net assets available for benefits	252,452

Net assets available for benefits, beginning of year	780,499

Net assets available for benefits, end of year	$1,032,951

See accompanying notes to financial statements.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 1—PLAN DESCRIPTION

Viacom Inc. (“Viacom” or the “Company”) established the Viacom 401(k) Plan (the “Plan”), effective on January 1, 2006.

The following is a brief description of the Plan and is provided for general information only. Participants should refer to the Plan document and the Summary Plan Description made available to them for more complete information regarding the Plan. In the event of a conflict between the following description and the Plan document, the Plan document will control.

The Plan, sponsored by the Company, is a defined contribution plan offered to substantially all of the Company’s employees. The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is administered by the Viacom Retirement Committee, the members of which are appointed by the Chief Executive Officer of Viacom.

JPMorgan Chase Bank, N.A. (the “Trustee”) is the trustee and custodian of the Plan and JPMorgan Retirement Plan Services LLC (“JPM RPS”) is the recordkeeper for the Plan.

Related Party Transactions

Certain investments for the Plan are invested in funds managed by affiliates of the Trustee, and are considered a “party-in-interest” as such term is defined in ERISA. In addition, certain Plan investments are in shares of Class A and Class B common stock of the Company and qualify as a party-in-interest. The fair value of these investments was $117.8 million and $78.6 million at December 31, 2013 and 2012, respectively. For the year ended December 31, 2013, these investments appreciated $49.0 million related to the net of realized and unrealized gains and losses, and earned dividends of $1.6 million. During the year ended December 31, 2013, the Plan sold shares of Viacom Class A and Class B common stock for total proceeds of $17.4 million and purchased shares of Viacom Class B common stock at a cost of $7.6 million.

Eligibility

Eligible full-time employees may become participants in the Plan following the attainment of age 21. Eligible part-time employees generally participate in the Plan on the first of the month after attainment of age 21 and completion of one thousand hours of service within the consecutive twelve-month period beginning with their date of hire or within any plan year (January 1 through December 31) thereafter.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, applicable employer contributions and the participant’s share of the Plan’s income or losses in the investment options selected, net of certain plan expenses.

Plan participants have the option of investing their contributions and existing account balances among twenty investment options. These investment options include separately managed investment portfolios, common/collective trust funds, registered investment companies (mutual funds) and Viacom Class B common stock. Some plan participants are invested in Viacom Class A common stock, but that fund is closed to new investment. The securities held by these investment options are described in greater detail in Note 3.

Contributions

Participants are permitted to contribute up to 50% of annual eligible compensation, on a before-tax basis, subject to applicable Code limitations discussed below. Participants may also contribute eligible rollover amounts into the Plan.

Any eligible employee is deemed to have authorized the Company to make before-tax contributions to the Plan in an amount equal to 6% of the employee’s eligible compensation upon his or her date of hire. Deemed authorization takes effect following the 30th day the employee becomes eligible to participate in the Plan unless the employee elects not to participate in the Plan or to participate at a different contribution rate. The Plan’s designated default investment is a target retirement date asset allocation fund.

The Code limited the amount of annual participant contributions that can be made on a before-tax basis to $17,500 for 2013. Compensation considered under the Plan based on Code limits could not exceed $255,000 for 2013. The Code also limited annual aggregate participant and employer contributions to the lesser of $51,000 or 100% of compensation in 2013. In 2013, the Plan utilized a safe harbor design for compliance with the nondiscrimination requirements applicable to deferrals and matching contributions in accordance with the provisions of the Code.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

Each participant who has attained age 50 before the close of the calendar year is eligible to make catch-up contributions if the participant made the maximum contribution permitted under the Plan for a plan year. The limit for catch-up contributions was $5,500 in 2013.

The employer matching contribution is equal to 100% of the first 1% and 80% of the next 5% of eligible compensation contributed and employer matching contributions are invested according to the participant’s investment elections. Catch-up contributions are not treated as matchable contributions except when required by law. A match true-up contribution may be made at the end of the plan year to ensure participants receive the full company match.

Additionally, in 2013 the Company introduced a discretionary target annual employer profit-sharing contribution; in 2013, the contribution equaled 1.5% of eligible compensation, but in future years the Company may make a lower or higher contribution (not anticipated to be in excess of 3% of eligible compensation) depending on circumstances. Company profit-sharing contributions are discretionary, meaning they are not guaranteed and may not be made in any given year. In 2013, participants were required to be employed on the last day of the plan year and meet all other eligibility requirements in order to receive the Company profit-sharing contribution. For the plan year 2014, participants must be employed on the last day of the Company’s fiscal year and meet all other eligibility requirements in order to receive any profit-sharing contribution that may be made. Certain active participants in the Viacom Pension Plan (the “Pension Plan”) as of December 31, 2012 may be eligible for additional annual employer non-elective contributions based upon their age and years of credited service under the Pension Plan as of January 1, 2013 for a period of time under the Plan.

Vesting

Participants in the Plan are immediately vested in their own contributions and earnings thereon. Employer matching and profit sharing contributions (“employer contributions”) vest at 100% after two years of service. Transition rules apply to participants of plans that were merged into the Plan.

If participants terminate employment prior to being vested in their employer contributions, upon distribution of the vested portion of their accounts, or, if earlier, a five-year break in service, the non-vested portion of their account is forfeited. Forfeitures may be used for future employer contributions and/or to pay administrative expenses. As of December 31, 2013, the Company had forfeitures, including interest earned on such amounts, of approximately $0.4 million. As of December 31, 2012, the Company had forfeitures of approximately $0.3 million. In 2013, employer contributions of approximately $0.8 million were forfeited and the Company utilized forfeitures of approximately $0.6 million and $0.1 million to pay administrative expenses and employer contributions, respectively.

Participant Loans Receivable

Participants may request a loan of up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is one percentage point above the annual prime commercial rate (as published in The Wall Street Journal) on the first day of the calendar month in which the loan is approved, with principal and interest payable not less than quarterly through payroll deductions. Only one loan may be outstanding at any time. Participants may elect repayment periods from 12 to 60 months commencing as soon as administratively possible following the issuance of the loan. The Plan allows participants to elect a repayment period of up to 300 months for loans used for the acquisition of a principal residence. Repayments of loan principal and interest are allocated in accordance with the participant’s then current investment elections.

Participant loans receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Included in the Statements of Net Assets Available for Benefits are Participant loans receivable of $12.2 million and $10.6 million, which carried interest rates ranging from 3.25% to 12.0%, as of December 31, 2013 and 2012, respectively.

Distributions and Withdrawals

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum or in installments over a period of up to 20 years in the event of retirement, termination of employment, disability or death. A participant must receive a required minimum distribution no later than the April 1st after the year in which the participant attains age 70 1⁄2 unless he/she is still employed. Installment payments to beneficiaries are available only if the participant was receiving installment payments at the time of death.

Participants in the Plan may withdraw certain eligible contributions at any time. Upon attainment of age 59 1⁄2, participants may withdraw all or part of their vested account. The Plan limits participants to a maximum of two non-hardship withdrawals in each calendar year. A participant may obtain a financial hardship withdrawal of the employee’s before-tax contributions provided that the requirements for hardship are met and only to the extent required to relieve such financial hardship. Additionally, the vested portion of employer matching contributions through December 31, 2009, vested profit-sharing contributions and certain predecessor plan contributions may be used toward a financial hardship withdrawal. There is no restriction on the number of hardship withdrawals permitted. Participants who take a hardship withdrawal are suspended from employee contributions to the Plan for 6 months.

When a participant terminates employment with the Company, the full value of the employee contributions and earnings thereon plus the value of all vested employer contributions and earnings thereon can be rolled over to a tax qualified retirement plan or an Individual Retirement Account or remain in the Plan rather than being distributed. If the vested account balance is $1,000 or less and the participant does not make an election to roll over the vested balance, it will be automatically paid in a single lump sum cash payment and taxes will be withheld from the distribution.

Plan Expenses

The Plan document permits Plan expenses to be paid from Plan forfeitures, from participant accounts or by the Company. The fees for investment of Plan assets are charged to the Plan’s investment funds, as reflected in the net asset value of the fund. Certain administrative expenses, such as legal, accounting and recordkeeping fees, may be paid by the Plan using forfeitures as described above or may be paid by the Company. Recordkeeping fees may also be paid from participant accounts. Trustee and custodian fees are paid from participant accounts. For 2013, $0.8 million was paid to JPM RPS for recordkeeping services.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on the accrual basis of accounting.

Securities Transactions

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. The average cost basis is used to determine gains or losses on dispositions of securities.

Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Included in the Statement of Changes in Net Assets Available for Benefits is the net appreciation in the fair value of the Plan’s investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates, judgments and assumptions, such as those regarding the fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results could differ from those estimates.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

NOTE 3—FAIR VALUE MEASUREMENTS AND INCOME RECOGNITION

Fair Value Measurements and Income Recognition

The Financial Accounting Standards Board (“FASB”) provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under the FASB guidance are described as follows:

•	Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2—Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodology used for assets measured at fair value including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Common Stocks: Common stocks are reported at fair value based on quoted market prices on national securities exchanges. All common stocks are classified within level 1 of the valuation hierarchy.

Common/Collective Trust Funds: The fair values of investments in common/collective trust funds are based on their net asset values (“NAV”) reported by the investment advisor in the financial statements of the common/collective trusts at year-end. Each common/collective trust provides for daily participant redemptions by the Plan at reported net asset values per share, with no advance notice requirement. The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.

Registered Investment Companies (Mutual Funds): Investments in registered investment companies are stated at the respective funds’ NAV, which is determined based on market values at the closing price on the last business day of the year. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Synthetic Guaranteed Investment Contracts: The fair value of the synthetic guaranteed investment contracts (“GICs”) is based on the underlying investments. The underlying investments are common/collective trust funds, which are public investment vehicles, valued at the NAV as described above. Because the NAV is a quoted price in a market that is not active, they are classified within level 2 of the valuation hierarchy. The related wrapper contracts have a fair value of $27,374 and $22,788 at December 31, 2013 and 2012, respectively. The wrapper contracts are valued by INVESCO, the administrator of the fund using other significant observable inputs in a valuation model and are classified within level 2 of the valuation hierarchy. See Note 8 for further information on INVESCO and these contracts.

U.S. Government Securities: Short-term money market obligations are valued at $1.00 per share and are classified within level 2 of the valuation hierarchy.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013 and 2012, respectively. There were no transfers between Level 1 and Level 2 investments in 2013. The Plan has no investments classified within level 3 of the valuation hierarchy.

	Investments at Fair Value as of December 31, 2013
	Quoted Prices In Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Total
Common Stocks
Consumer	$162,343	$—	$162,343
Information Technology	33,089	—	33,089
Health Care	21,081	—	21,081
Financial	17,908	—	17,908
Industrial	14,351	—	14,351
Energy	5,748	—	5,748
Other	4,900	—	4,900

Total Common Stocks	$259,420	$—	$259,420

Common / Collective Trust Funds
Index	$—	$238,772	$238,772
Growth	—	90,653	90,653
Fixed Income	—	60,981	60,981
Target Date Funds	—	207,857	207,857

Total Common/Collective Trust Funds	$—	$598,263	$598,263

Registered Investment Companies
Growth	$43,853	$—	$43,853
Index	7,977	—	7,977

Total Registered Investment Companies	$51,830	$—	$51,830

Synthetic Guaranteed Investment Contracts (See Note 8)	$—	$101,752	$101,752
U.S. Government Securities	—	10,669	10,669

Total Investments At Fair Value	$311,250	$710,684	$1,021,934

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

	Investments at Fair Value as of December 31, 2012
	Quoted Prices In Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Total
Common Stocks
Consumer	$108,150	$—	$108,150
Information Technology	31,354	—	31,354
Financial	11,923	—	11,923
Industrial	8,008	—	8,008
Health Care	14,978	—	14,978
Energy	5,819	—	5,819
Other	4,736	—	4,736

Total Common Stocks	$184,968	$—	$184,968

Common / Collective Trust Funds
Index	$—	$169,761	$169,761
Growth	—	68,895	68,895
Fixed Income	—	60,087	60,087
Target Date Funds	—	148,449	148,449

Total Common/Collective Trust Funds	$—	$447,192	$447,192

Registered Investment Companies
Growth	$31,131	$—	$31,131
Index	4,545	—	4,545

Total Registered Investment Companies	$35,676	$—	$35,676

Synthetic Guaranteed Investment Contracts (See Note 8)	$—	$99,892	$99,892
U.S. Government Securities	—	8,852	8,852

Total Investments At Fair Value	$220,644	$555,936	$776,580

NOTE 4—RISKS AND UNCERTAINTIES

The Plan provides for various investment options that, along with the underlying securities, are exposed to various risks such as market, interest rate, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 5—INVESTMENTS

Individual investments representing 5% or more of the Plan’s net assets available for benefits are identified below:

	At December 31,
	2013	2012
Blackrock Equity Index Fund	$158,322	$113,202
Viacom Inc. Class B Common Stock	$116,989	$77,992
Blackrock Mid Cap Equity Index Fund	$80,450	$56,559
Capital Guardian International Equity Fund	$64,592	$41,129
Blackrock US Debt Index Fund	$60,981	$60,087

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

During the year ended December 31, 2013 the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated as follows:

Common/Collective Trusts	$99,680
Common stocks	87,687
Registered investment companies	14,325

Net appreciation in fair value of investments	$201,692

NOTE 6—INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 14, 2014 that the Plan, as amended, and related trust are designed in accordance with the applicable sections of the Code.

As of December 31, 2013, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax year in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

NOTE 7—TERMINATION PRIORITIES

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of the Viacom Board of Directors to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits. In the event of Plan termination, participants would become fully vested. Upon termination, the Plan provides that the net assets of the Plan would be distributed to participants based on their respective account balances.

NOTE 8—INVESTMENT IN FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Plan accounts for guaranteed investment contracts in accordance with the accounting and reporting guidance related to Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. Contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the INVESCO Fund (the “Fund”). As required by the guidance, the guaranteed investment contracts are presented on the face of the Statements of Net Assets Available for Benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Fund invests primarily in fully benefit-responsive investment contracts in a wrapper contract structure (also known as synthetic GICs). In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for plan participants and are of high quality fixed income securities or investment funds. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the expected duration of the investment through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for the underlying investments which resets on a monthly basis). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amount and timing of participant activity into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract.

Changes in market interest rates affect the yield to maturity and the market value of the underlying investments; therefore, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest credit rating. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Statements of Net Assets Available for Benefits as the Adjustment from fair value to contract value for fully benefit-responsive investment contracts. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This ensures that participants’ principal and accrued interest are protected.

The following table details the individual synthetic guaranteed investment contracts at fair value and their adjustment to contract value of $99.5 million held by the Fund at December 31, 2013:

Contract Issuer	Security Name	Issuer Ratings	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value
ING Life & Annuity	Wrapper	A-/A3		$—
	IGT INVESCO Multi-Mgr A or Better Intermediate G/C Fund		$19,812

			19,812	—	$(681)
Monumental Life Insurance Co	Wrapper	AA-/A1		27
	IGT Blackrock A or Better Intermediate Gov/Credit Fund		4,398
	IGT INVESCO Short-term Bond Fund		20,907

			25,305	27	(605)
Pacific Life Insurance Co	Wrapper	A+/A1		—
	IGT INVESCO Multi-Mgr A or Better Core Fund		15,460

			15,460	—	(355)
Prudential Ins Co	Wrapper	AA-/A1		—
	IGT INVESCO A or Better Intermediate Gov/Credit Fund		4,358
	IGT INVESCO Short-term Bond Fund		6,387
	IGT Jennison A or Better Intermediate Gov/Credit Fund		4,331
	IGT PIMCO A or Better Intermediate Gov/Credit Fund		4,347

			19,423	—	(277)
RGA	Wrapper	AA-/A1		—
	IGT INVESCO Short-term Bond Fund		21,725

			21,725	—	(337)

Total			$101,725	$27	$(2,255)

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

The following table details the individual synthetic guaranteed investment contracts at fair value and their adjustment to contract value of $94.4 million held by the Fund at December 31, 2012:

Contract Issuer	Security Name	Issuer Ratings	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value
ING Life & Annuity	Wrapper	A-/A3		$—
	IGT INVESCO Multi-Mgr A or Better Intermediate G/C Fund		$20,099

			20,099	—	$(1,436)
Monumental Life Insurance Co	Wrapper	AA-/A1		23
	IGT Blackrock A or Better Intermediate Gov/Credit Fund		3,697
	IGT INVESCO Short-term Bond Fund		18,690

			22,387	23	(1,195)
Pacific Life Insurance Co	Wrapper	A+/A1		—
	IGT INVESCO Multi-Mgr A or Better Core Fund		15,837

			15,837	—	(1,108)
Prudential Ins Co	Wrapper	AA-/A2		—
	IGT INVESCO A or Better Intermediate Gov/Credit Fund		6,572
	IGT Jennison A or Better Intermediate Gov/Credit Fund		6,573
	IGT PIMCO A or Better Intermediate Gov/Credit Fund		6,605

			19,750	—	(955)
RGA	Wrapper	AA-/A1		—
	IGT INVESCO Short-term Bond Fund		21,796

			21,796	—	(810)

Total			$99,869	$23	$(5,504)

The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value. The average yield to investments at fair value was approximately 1.30% and 0.86% for 2013 and 2012, respectively, and crediting interest rates to investments at fair value were approximately 1.80% and 2.30% at December 31, 2013 and 2012, respectively.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Tabular dollars in thousands)

NOTE 9—RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2013	2012
Net assets available for benefits per the financial statements	$1,032,951	$780,499
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,255	5,504
Amounts allocated to withdrawing participants	(54)	(994)
Deemed distribution of participant loans	(254)	(162)

Net assets available for benefits per the Form 5500	$1,034,898	$784,847

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

Year Ended December 31, 2013
Benefits paid to participants per the financial statements	$62,137
Add: Amounts allocated to withdrawing participants at December 31, 2013	54
Less: Amounts allocated to withdrawing participants at December 31, 2012	(994)
Deemed loan offsets	10

Benefits paid to participants per the Form 5500	$61,207

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that were processed and approved for payment prior to December 31, 2013 but were not paid as of that date.

The following is a reconciliation of additions attributed to investments and contributions per the financial statements to the Form 5500:

Year Ended December 31, 2013
Total additions attributed to investments and contributions per the financial statements	$316,709
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,249)

Total income per the Form 5500	$313,460

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2013
Net increase in net assets available for benefits per the financial statements	$252,452
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,249)
Amounts allocated to withdrawing participants at December 31, 2013	(54)
Amounts allocated to withdrawing participants at December 31, 2012	994
Deemed loan offsets	(10)
Deemed distribution of participant loans	(82)

Net income per the Form 5500	$250,051

NOTE 10—SUBSEQUENT EVENTS

Subsequent events and transactions have been evaluated through the date the financial statements were available to be issued, and are incorporated herein as applicable.

VIACOM 401(k) PLAN

SCHEDULE H, LINE 4i –SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
Common Stocks:
ADOBE SYSTEMS INC			$485
ADT CORP USD0.01			577
AEGON NV AMER REGD CERT			569
ALLERGAN INC USD0.01			889
ALLIANCE DATA SYSTEM			1,305
AMAZON COM INC USD0.01			269
AMERICAN EXPRESS CO COM			896
AMERICAN TOWER			574
AMETEK INC USD0.01			1,018
ANADARKO PETROLEUM CORP			598
ANHEUSER-BUSCH INBEV SA			965
AOL INC USD0.01			331
APACHE CORP USD0.625			730
APPLE INC NPV			1,302
AUTOZONE INC USD0.01			1,341
BAKER HUGHES INC USD1			1,050
BANK OF AMERICA CORP			1,401
BANK OF NEW YORK MELLON			1,419
BB&T CORP COM STK USD5			549
BIOGEN IDEC INC USD0.0005			1,383
BLACKROCK INC NPV A			949
BOSTON SCIENTIFIC CORP			422
BRISTOL-MYERS SQUIBB CO			1,342
CADENCE DESIGN SYSTEMS			229
CAPITAL ONE FINANCIAL			2,452
CARMAX INC USD0.50			353
CELANESE CORP COMMON			691
CHEVRON CORP USD0.75			1,062
CHIPOTLE MEXICAN GRILL			517
CIGNA CORP USD0.25			297
CITRIX SYSTEMS USD0.001			369
COACH INC USD0.01			561
COBALT INTERNATIONAL			440
COGNIZANT TECH USD0.01			1,604
COMCAST CORP COM CLS ‘A’			3,541
COMPUTER SCIENCES CORP			441
CORNING INC USD0.50			677
COVIDIEN PLC USD0.20			851
CVS CAREMARK CORP USD0.01			1,124
DIAGEO ADR EACH REPR 4			686
DISH NETWORK CORP			666
DOLLAR GENERAL CORP			696

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
DOMTAR CORPORATION			$79
DOW CHEMICAL CO USD2.50			577
DR HORTON INC USD0.01			1,353
DUNKIN BRANDS GROUP INC			1,141
EATON CORP PLC NPV			939
EBAY INC COMMON STOCK			1,132
EMC CORP USD0.01			38
EQUIFAX INC USD1.25			933
EXPRESS SCRIPTS HLDG CO			274
FACEBOOK INC USD0.000006			1,568
FEDEX CORP USD0.10			1,625
FOREST LABORATORIES INC			390
GEN ELEC CO			2,102
GILEAD SCIENCES USD0.001			2,409
GLAXOSMITHKLINE ADR EACH			1,548
GOLDMAN SACHS GROUP INC			1,471
GOOGLE INC COMMON STOCK			4,135
GRAINGER(W.W.) INC			161
GREEN MOUNTAIN COFFEE			1,523
HARLEY DAVIDSON USD0.01			1,255
HERTZ GLOBAL HOLDINGS INC			933
HEWLETT-PACKARD USD0.01			2,342
HOME DEPOT INC USD0.05			1,535
HSBC HLDGS ADR EACH REPR			276
HUNT(J.B.)TRANSPORT			751
IHS INC USD0.01 A			935
INTERCONTINENTALEXCHANGE			786
INTUIT INC USD0.01			823
INTUITIVE SURGICAL INC			670
JPMORGAN CHASE & CO			585
JUNIPER NETWORKS			804
KANSAS CITY SOUTHERN			762
KONINKLIJKE PHILIPS NV			555
LENNAR CORP USD0.10			1,343
LIBERTY INTERACTIVE CORP			753
LINKEDIN CORP USD0.0001 A			899
LOWES COMPANIES INC			1,630
LULULEMON ATHLETICA INC			955
MASTERCARD INC USD0.0001			1,558
MAXIM INTEGRATED PRODUCTS			251
MCGRAW-HILL FINANCIAL INC			610
MEAD JOHNSON NUTRITION			411
MEDTRONIC USD0.10			459
MERCK & CO INC COMMON			1,987
METLIFE INC USD0.01			593
MICHAEL KORS HOLDINGS			637
MICROSOFT CORP COMMON			3,547
MONDELEZ INTERNATIONAL			999

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
MONSANTO CO USD0.01			$1,453
MONSTER BEVERAGE CORP			936
NETAPP INC COMMON STOCK			782
NEWS CORP COMMON STOCK			153
NIELSEN NV COMMON STOCK			996
NOKIA CORP ADR EACH REPR			487
NOVARTIS AG ADR EACH REPR			1,768
NVR INC USD0.01			154
ORACLE CORP USD0.01			1,275
PANASONIC CORP ADR-EACH			525
PANERA BREAD CO USD0.0001			336
PFIZER USD0.05			1,568
PHILLIPS VAN HEUSEN CORP			726
PRECISION CASTPARTS CORP			606
PRICELINE GROUP INC/THE			1,470
RALPH LAUREN CORP USD0.01			660
REGENERON PHARMACEUTICALS			762
ROCHE HOLDING AG ADR USD			1,404
ROSS STORES INC USD0.01			909
SAFRAN S.A. ADR EACH REPR			939
SALESFORCE.COM INC			1,113
SANOFI ADR ECH REP 1⁄2			1,664
SCHLUMBERGER LTD COMMON			1,622
SCHWAB(CHARLES)CORP			1,765
SERVICENOW INC USD0.001			565
SHERWIN-WILLIAMS CO USD1			817
SIRIUS XM HOLDINGS INC			751
SPLUNK INC USD0.001			660
SPRINT CORP COMMON STOCK			538
STARWOOD HTLS WRLD PAIRED			1,104
SUNTRUST BANKS INC USD1			552
SYMANTEC USD0.01			1,344
SYNOPSYS INC USD0.01			576
TE CONNECTIVITY LTD			827
TIME WARNER CABLE INC			1,560
TIME WARNER INC USD0.01			2,997
TWENTY-FIRST CENTURY FOX			2,574
TYCO INTERNATIONAL LTD			521
UNILEVER ADS-EACH REPR 1			412
UNITEDHEALTH GROUP INC			602
VERTEX PHARMACEUTICAL			389
* VIACOM INC CLASS B			116,989
* VIACOM INC CLASS A			857
VISA INC USD0.0001 ‘A’			1,190
VODAFONE GROUP SPON ADR			464
VULCAN MATERIALS CO USD1			279
WAL-MART STORES INC			984
WALT DISNEY(HLDG)CO			1,398

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
WEATHERFORD INTERNATIONAL			$246
WELLS FARGO & CO COM STK			2,461
WYNDHAM WORLDWIDE USD0.01			781
WYNN RESORTS USD0.01			1,064
XEROX CORP COMMON STOCK			430
YUM BRANDS INC NPV			752

Total Common Stocks			$259,420

Registered Investment Companies:
DFA Investment Dimensions Group Inc.			43,853
Vanguard FTSE Social Index Fund			7,977

Total Registered Investment Companies			$51,830

Common/Collective Trusts:
Blackrock Equity Index Fund			158,322
Blackrock Mid Cap Equity Index Fund			80,450
Blackrock US Debt Index Fund			60,981
Capital Guardian International Equity Fund			64,592
Capital Guardian Emerging Markets Equity Fund			26,062
* JPMorgan Chase Smartretirement 2015 Fund			5,142
* JPMorgan Chase Smartretirement 2020 Fund			12,388
* JPMorgan Chase Smartretirement 2025 Fund			25,272
* JPMorgan Chase Smartretirement 2030 Fund			29,793
* JPMorgan Chase Smartretirement 2035 Fund			36,971
* JPMorgan Chase Smartretirement 2040 Fund			37,608
* JPMorgan Chase Smartretirement 2045 Fund			34,784
* JPMorgan Chase Smartretirement 2050 Fund			22,454
* JPMorgan Chase Smartretirement Income Fund			3,444

Total Common/Collective Trusts			$598,263

U.S. Government Securities:

* JP Morgan U.S. Government Fund			$10,669

Synthetic Guaranteed Investment Contracts:
ING Life & Annuity- Contract #60125	IGT MxMgr A+ Int G/C; Evergreen		19,812
Monumental- Contract #MDA00730TR	IGT BlackRock A+ Int G/C; Evergreen		4,398
	IGT Invesco ShrtTrm Bond; Evergreen		20,907
Monumental Wrapper at Fair Value			27

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
Pacific Life Ins-Contract #G-27279.01.0001	IGT MxMgr A+ Core, Evergreen		$15,460
Prudential Ins Co-Contract #GA-63010	IGT Invesco A+ Int G/C; Evergreen		4,358
	IGT Invesco ShrtTrm Bond; Evergreen		6,387
	IGT Jennison A+ Int G/C; Evergreen		4,331
	IGT PIMCO A+ Int G/C; Evergreen		4,347
RGA-Contract #VIACM-1212-01	IGT Invesco ShrtTrm Bond; Evergreen		21,725

Total Synthetic Guaranteed Investment Contracts			$101,752

Subtotal of Investments			$1,021,934

Loans to Participants	Various maturities and interest rates ranging from 3.25% to 12.0%		$12,203

Grand Total			$1,034,137

*	Identified as a party-in-interest to the Plan.
(1)	There are no non-participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIACOM 401(k) PLAN

Date: June 25, 2014	By:	/S/ JOHN R. JACOBS
John R. Jacobs
Member of the Viacom Retirement Committee

VIACOM INC.

	By:	/S/ KATHERINE GILL-CHAREST
Katherine Gill-Charest
Senior Vice President, Controller
(Chief Accounting Officer)